CHINA INTERNET CAFE HOLDINGS GROUP, INC.

#1707, Block A, Genzon Times Square

Longcheng Blvd, Centre City, Longgang District

Shenzhen, Guangdong Province

People’s Republic of China 518172

August 30, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China Internet Cafe Holdings Group, Inc.
Registration Statement on Form S-1
File No. 333-173407

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, China Internet Cafe Holdings Group, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Friday, August 31, 2012, or as soon thereafter as possible.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Internet Cafe Holdings Group, Inc.

By:	/s/ Dishan Guo
Name: Title	Dishan Guo Chief Executive Officer